09059082

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AD 3/10

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40292

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CLARK DODGE & CO., INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO GANNETT DRIVE, SUITE 2-410
(No. and Street)

WHITE PLAINS (City) New York (State) 10604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH DIMAURO (914) 694-6300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert J. Wilson Certified Public Accountant
(Name - if individual, state last, first, middle name)

23 Grand Avenue (Address) Farmingdale (City) NY (State) 11735 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 2 2009
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

SEC Mail Processing Section
MAR 4 2009
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

KD 3/17

AFFIRMATION

I, Joseph Dimauro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Clark Dodge & Co., Inc (Company), as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Joseph DiMauro, President

Sworn and subscribed to before me this 25 day of Feb, 20 09.

Keith J. Martell
Notary Public, State of New York
No. 02MA6144327
Qualified in Westchester County
Term Expires March 24 2010

TABLE OF CONTENTS

This report contains (check all applicable boxes): **Page**

Robert J. Wilson, CPA
23 Grand Avenue
Farmingdale, NY 11735

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Stockholder of
Clark Dodge & Co., Inc.

We have audited the accompanying balance sheet of Clark Dodge & Co., Inc. as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clark Dodge & Co., Inc. at December 31, 2008, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert J. Wilson, CPA

Farmingdale, NY
February 25, 2009

CLARK DODGE & CO., INC.
BALANCE SHEET
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$	250,740
Due from clearing broker		208,321
Due from employees		243,376
Prepaid expenses		60,940
Other receivable		7,350
Securities at market		3,498
Deposit with clearing firm		50,000
Office equipment-net		83,566
Total Assets	$	907,791

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	325,800
Taxes payable		4,134
Total Liabilities		329,934
Stockholder's Equity:		
Common stock - no par value;		
100 shares authorized and outstanding; $5 par value		500
Additional paid-in capital		2,244,085
Accumulated (deficit)		(1,666,728)
Total Stockholder's Equity		577,857
Total Liabilities and Stockholder's Equity	$	907,791

See independent auditor's report and notes to financial statements.

CLARK DODGE & CO., INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:		
Commissions	$	4,483,439
Clearing rebates		1,146,565
Management fees		143,767
Income - mutual funds		137,883
Investment banking fees		51,500
Interest and money market dividends		5,552
Other income		4,132
Gain (Loss) on securities		3,266
Total Revenue		5,976,104
Costs and Expenses:		
Commissions		4,406,926
Clearing and execution charges		311,196
Office salaries		301,624
Payroll taxes and employee benefits		209,526
Rent		138,404
Regulatory and license fees		119,661
Insurance		95,970
Officer salary		84,500
Office and supplies		79,951
Professional and consulting fees		69,982
Technology fee		63,295
Telephone		54,523
Depreciation		28,908
Data services		11,103
Travel and entertainment		9,267
Taxes		5,227
SIPC fee		150
Total Costs and Expenses		5,990,213
Net (Loss)	$	(14,109)

See independent auditor's report and accompanying notes to the financial statements.

CLARK DODGE & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Accumulated (deficit)	Total Stockholder's Equity
Balances, January 1, 2008	100	$ 500	$ 2,200,085	$ (1,652,619)	$ 547,966
Shareholder contribution			44,000		44,000
Net (loss) for the year				(14,109)	(14,109)
Balances, December 31, 2008	100	$ 500	$ 2,244,085	$ (1,666,728)	$ 577,857

See independent auditor's report and accompanying notes to the financial statements.

CLARK DODGE & CO., INC.
STATEMENTS OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows From Operating Activities:		
Net (loss)	$	(14,109)
Adjustments to reconcile net (loss) to net cash provided (used) by operating activities:		
Depreciation		28,908
Changes in operating assets and liabilities		
Decrease in due from clearing broker		161,279
Decrease in other receivable		2,961
(Increase) in due from employees		(19,000)
Decrease in due from affiliates		18,935
(Increase) in prepaid expenses		(9,425)
Decrease in securities at market		1,535
(Decrease) in accounts payable and accrued expenses		(230,357)
Increase in taxes payable		3,679
Net Cash (Used) By Operating Activities		(55,594)
Cash Flows From Investing Activities:		
Equipment purchased		(15,060)
Net cash (Used) By Investing Activities		(15,060)
Cash Flows From Financing Activities		
Additional paid-in capital		44,000
Net cash Provided By Financing Activities		44,000
Net (Decrease) In Cash		(26,654)
Cash and cash equivalents, January 1, 2008		277,393
Cash and cash equivalents, December 31, 2008	$	250,740

See independent auditor's report and accompanying notes to the financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Clark Dodge & Co., Inc. (Company) was incorporated in Florida on November 16, 1986 for the purpose of acting as a broker-dealer in securities transactions. The Company is registered with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has adopted December 31 as its year end.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services including options, all of which are risk-less principal and agency transactions.

The Company clears all of its transactions through a securities clearing broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to an agreement between the Company and RBC Dain Rauscher, Inc. (Dain), securities transactions of the Company are cleared through Dain and the customers of the Company are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, is carried by Dain.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

The Company earns its revenues from commissions for agency transactions and for risk-less principal transactions; income is earned from mark-ups and mark downs. The transactions are recorded on a settlement date, which is not materially different than recording transactions on a trade date.

Receivable from Clearing Broker

Receivable from clearing broker consists of money due from the Company's clearing firm, Dain, for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2008.

Clearing Deposit

The Company is required and maintains a separate clearing deposit account at RBC Dain with a cash balance of $50,000.

Furniture and Fixtures

Furniture and fixtures are carried at cost. Depreciation is provided using accelerated methods over their estimated useful lives of five and seven years.

Use of Estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2008, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Income Taxes

The Company has not accrued any federal or state income tax benefits as a result of a loss carry-forward of approximately $1,603,400 because there is uncertainty as to their realization. The Company has provided for Franchise fees and NYC corporation based on computations other than income.

Investment in Securities

Investment securities are valued at market value. The resulting difference between market value and cost is included in income.

The Company participated in various investment banking transactions and received share in that company as partial compensation. The shares are presented at fair value which was estimated by RBC Dain. These shares have little or no liquidity at the date of this report.

3. DUE FROM EMPLOYEES

The Company has receivables from registered representatives of $243,376 as a result of loans given at the time of initial employment. Each contract has stipulations for the satisfaction of the loan based either on performance or time employed at the Company. Former employees who have violated the terms of the contract which contain a confession of judgment owe the Company $202,500. The Company has retained an attorney to bring suit against these representatives to recoup this amount due to contractual nonperformance. Management feels confident in its collection process.

4. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities, including agency and risk-less principal transactions through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligations.

6. NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $178,134 which was $156,137 in excess of the amount required by the NASD. The Company's aggregate indebtedness to net capital was 185 to 1.

7. FAIR VALUE

The Company's financial instruments approximate fair value.

8. GOING CONCERN

The Company, although having shown losses in the current year and in past years does have the resources of its' sole shareholder at it disposal and does have the capacity to infuse additional capital when required. The capital resources that are needed to accomplish the Company's business plan are significant and to date has been provided by its only shareholder, although there can be no assurance that the sole shareholder will continue to contribute sufficient amounts to fund the Company until such time as it is able to sustain itself.

The Company has reorganized its business plan and changed the managing officers. The Company is now earning revenues as a "registered investment advisor" and has added deferred annuities, life insurance, investment management and options to its product lines.

9. LEASE COMMITMENTS

The Company currently rents office space at a White Plains office subject to the term of a lease commencing September 1, 2008 and terminating October 31, 2013 at an annual rent of $10,800 per month with annual increases which will bring the monthly rent to $11,500 in 2013.

The Company maintained a branch office at 880 Third Avenue, New York, NY. The branch was closed at the end of May, 2008. There were no outstanding lease obligations.

CLARK DODGE & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

NET CAPITAL:				
Total stockholder's equity			$	577,857
Deductions and/or charges:				
Non-allowable assets:				
Other receivable	$	7,350		
Due from employees		243,376		
Office equipment-net		83,566		
Prepaid expenses		60,940		
Securities at market		3,498		398,729
Net capital before haircuts on securities positions				179,128
Haircuts on securities positions				994
Undue concentration				-
Net Capital			$	178,134
AGGREGATE INDEBTEDNESS:				
Items included in the statement of financial condition:				
Accounts payable and accrued expenses			$	329,934
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:				
Minimum net capital required (6-2/3% of aggregate indebtedness)			$	21,996
Minimum net capital required			$	5,000
Excess net capital			$	156,137
Excess net capital at 1,000%			$	145,139
Ratio: Aggregate indebtedness to net capital is				185 to 1

There is no material difference between the computation of net capital as computed above and as reported by the Company I Part IIA if Form X-17a-5 as of December 31, 2008.

Robert J. Wilson, CPA
23 Grand Avenue
Farmingdale, NY 11735

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder of
Clark Dodge & Co., Inc.

In planning and performing our audit of the financial statements and supplementary information of Clark Dodge & Co., Inc. (the "Company") for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., (N.A.S.D.), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert J. Wilson, CPA

Farmingdale, NY
February 25, 2009

CLARK DODGE & CO., INC.

(SEC I.D. No. 8-40292)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2008
AND
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL